23002995

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-65170 |

SEC Mail Processing

MAR 2 8 2023

Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: FDX Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 Madison Avenue, 24th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Elizabeth Smith | 646 201-9167 | esmith@jamesalpha.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC
(Name – if individual, state last, first, and middle name)

| 125 E Lake Street, Suite 303 | Bloomingdale | IL | 60108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2009 | 3874 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kevvin R Greene, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FDX Capital LLC, as of 12/31, 2 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GEORGE NEIL SAPIO
NOTARY PUBLIC, STATE OF NEW YORK
LIC. # 02SA6343395
NEW YORK COUNTY
COMM. EXP. 6/13/24

Signature:

Title:
Chairman

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Members of FDX Capital LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of FDX Capital LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of FDX Capital LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of FDX Capital LLC's management. Our responsibility is to express an opinion on FDX Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FDX Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of FDX Capital LLC's financial statements. The supplemental information is the responsibility of FDX Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as FDX Capital LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 24, 2023

FDX CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

| | | |
|---|---|---|
| Cash | $ | 363,817 |
| Other receivable | | 263,123 |
| Prepaid expenses | | 25,636 |
| Total Assets | $ | 652,576 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 340,466 |
| Total Liabilities | | 340,466 |
| | | |
| Member's equity | | 312,110 |
| Total Liabilities and Member's Equity | $ | 652,576 |

The accompanying notes are an integral part of these financial statements.

FDX CAPITAL LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

| | |
|---|---|
| REVENUES: | |
| Mutual fund distribution and 12b-1 Fees | 15,014 |
| Investment Banking Fees | 659,956 |
| Placement Fees | 1,850,158 |
| Total Revenues | 2,525,128 |
| | |
| EXPENSES: | |
| Commissions and fees | 2,089,932 |
| Employee Compensation | 73,333 |
| Professional fees | 53,460 |
| Regulatory fees | 27,849 |
| Rent | 55,200 |
| SIPC | 3,899 |
| Other expenses | 56,298 |
| Total Expenses | 2,359,972 |
| Net Income | $ 165,156 |

The accompanying notes are an integral part of these financial statements.

FDX CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

| | | Total Member's Equity |
|---|---|---|
| Balance, December 31, 2021 | $ | 361,485 |
| Member's Distribution | | (214,531) |
| Net Income | | 165,156 |
| Balance, SEPTEMBER 30, 2022 | $ | 312,110 |

The accompanying notes are an integral part of these financial statements.

FDX CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

| | | |
|---|---|---|
| Cash Flow From Operating Activities: | | |
| Net income | $ | 165,156 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Decrease in other receivable | | 194,676 |
| Decrease in related party receivable | | 1,312 |
| Decrease in prepaid expense | | 705 |
| (Decrease) in accounts payable and accrued expenses | | (315,985) |
| (Decrease) in intercompany payable | | (2,908) |
| Net Cash Provided By Operating Activities | | 42,956 |
| Cash Flows from Investing Activities: | | - |
| Cash Flows from Financing Activities: | | |
| Member's distributions | | (214,531) |
| Net Cash (Used) By Financing Activities: | | (214,531) |
| Net (decrease) in Cash | | (171,575) |
| Cash at beginning of the year | | 535,392 |
| Cash at end of the year | $ | 363,817 |

Supplemental disclosure of cash flow information:

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $0 |
| Income taxes | $0 |

The accompanying notes are an integral part of these financial statements.

# FDX CAPITAL LLC
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2022

## 1. ORGANIZATION AND NATURE OF BUSINESS

FDX CAPITAL LLC (the Company) was formed on October 10, 2001 in the State of New Jersey as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's income is derived from fees earned by raising money for entities and individuals for placement with money managers and investing by professional managers with whom the Company has agreements. The Company also receives fees from the individuals acting as registered representatives of the firm.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### ACCRUAL BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is December 31.

### SIGNIFICANT JUDGMENTS

Revenue from contracts with customers include commissions income and fees from investment banking, M&A and raising capital. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the approach measurement of the company's process under the contract; and whether constraints on variable consideration should be applied due to uncertain future event.

### DISTRIBUTION FEES

The Company enters into arrangements with managed accounts and other pooled investment vehicles (funds) to distribute shares to investors. The company may receive distribution fees paid up front by the fund or overtime or a combination thereof. The Company believes that its performance obligation is the sale of security to investors and as such this is fulfilled as of trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both which are highly suspectable to factors outside of the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor

activity are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to the performance obligation that have been satisfied in prior periods.

## M&A AND DEBT CAPITAL RAISE

The Company provides advisory services on mergers and acquisition and raising of debt capital. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligation are simultaneously provided by the Company and consumed by the customer. In some circumstance, significant judgment is needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognition of revenues are reflected as contract liabilities.

## LEASES

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The company records shared expenses monthly as billed.

## INCOME TAXES

The Company is a wholly owned subsidiary of James Alpha Holdings LLC, a limited liability Company taxed as a partnership, thus the accompanying financial statements do not include any provision for federal or state income taxes.

## USE OF ESTIMATES

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

CONCENTRATION OF RISK

The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. NET CAPITAL

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. On December 31, 2022, the Company had net capital of $59,351, which included an allowable credit of $36,000 which represents commissions payable to representatives for revenues accrued but not yet received. The company's net capital was $36,652 in excess of the FINRA minimum capital requirements of $22,699 and the percentage of aggregate indebtedness to net capital was 574%.

4. RELATED PARTY TRANSACTIONS

FDX Capital currently has an Expense Sharing Agreement and a Service Fee Agreement with Easterly Funds LLC, a related entity. Easterly Funds charges FDX Capital for certain operational and salary expenses which totaled $82,437 for the year ended December 31, 2022. FDX Capital charges Easterly Funds expenses relating to the Mutual Fund such as regulatory fees and compliance fees which totaled $22,448 for the year ended December 31, 2022. As a result FDX Capital paid a net amount of $62,897 to Easterly Funds for the year ended December 31, 2022 which included the prior year payable. As of December 31, 2022, there were no balances owed between FDX Capital and Easterly Funds.

Easterly Funds LLC also pays FDX Capital Mutual Fund distribution fees which totaled $15,014 for the year ended December 31, 2022.

FDX Capital also currently has an Expense Sharing Agreement and a Service Fee Agreement with James Alpha Management LLC, a related entity. James Alpha Management charged FDX Capital for certain occupancy and operational expenses which totaled $62,183 for the year ended December 31, 2022. FDX Capital charges James Alpha Management for Hedge Fund related expenses, which include regulatory and compliance expenses which totaled $7,348 for the year ended December 31, 2022. As a result FDX Capital paid a net amount of $53,523 to James Alpha Management for the year ended December 31, 2022 which included the net of the prior year receivable. As of December 31, 2022, there were no balances owed between FDX Capital and James Alpha Management.

5. CONCENTRATION AND CREDIT RISK

A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During the year ended December 31, 2022, two clients comprised 40% of total revenues. Also, one client accounted for 76% of other receivables. Management has evaluated the collectability of the receivable and has determined that no allowance for doubtful accounts is necessary.

6. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. In light of the two recent bank failures and the concern of other regional banks' containment, the company discloses that it has a deposit in the amount of $182,404 with First Republic Bank as of the date of the financial statements. The Company's cash balance is below the Federal Deposit Insurance Corporation's standard insurance limit. The Company is monitoring the situation.

7. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Company has no commitments, no contingencies, no guarantees as of December 31, 2022. The company has been named as a defendant in an EEOC claim by a former employee. The company and its legal counsel believe the claim is without merit.

FDX CAPITAL LLC
Schedule 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECRUITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Total member's equity | $ | 312,110 |
| Add: | | |
| Other (deductions) or allowable credits: | | 36,000 |
| Total capital and allowable subordinated liabilities | | $348,110 |
| Deductions an/or charges: | | |
| Non-allowable assets: | | (288,759) |
| Net capital before haircuts on securities positions | | 59,351 |
| Haircuts on securities positions | | - |
| Undue Concentration | | - |
| Net Capital | $ | 59,351 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in the statement of financial condition: | | |
| Accounts payable and accrued expenses | $ | 340,466 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 22,699 |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 36,652 |
| Net capital less greater of 10% of total AI or 120% of minimum net capital | $ | 86,015 |
| Percentage of aggregate indebtedness to net capital is | | 574% |

There are no material differences between the audited Net Capital Computation shown here and the net capital computation shown on the Companys most recently filed Form X-17A-5 Part IIA report dated December 31, 2022.

FDX Capital LLC
Schedule II - Computation for Determination of the Reserve Requirements and information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240. 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, mergers and acquisition advisory services, sale of tax shelters or limited partnerships in primary distributions, distribution of privately offered pooled investment vehicles, and mutual fund wholesaler. The Company (1) did to directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this rule.

See report of independent registered public accounting firm

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Members of FDX Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which FDX Capital LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because FDX Capital LLC limits its business activities exclusively to (1) private placement of securities; (2) mergers and acquisition advisory services; (3) broker selling tax shelters or limited partnerships in primary distributions; (4) the distribution of privately offered pooled investment vehicles; (5) mutual fund wholesaler; and (6) maintain primarily institutional accounts as well as the accounts of other accredited, and FDX Capital LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to FDX Capital LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. FDX Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about FDX Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 24, 2023

**FDX Capital LLC**

**Exemption Report**

**For the Year Ended December 31, 2022**

FDX Capital LLC (the "Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; (2) mergers and acquisition advisory services; (3) broker selling tax shelters or limited partnerships in primary distributions; (4) the distribution of privately offered pooled investment vehicles; (5) mutual fund wholesaler; and (6) maintain primarily institutional accounts as well as the accounts of other accredited investors . The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

# FDX Capital LLC

FDX Capital LLC

I, Kevin R Greene, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Kevin R Greene
CCB9CA079FB1464...

By: ______________________________

Title: Chairman

515 Madison Ave 24th Floor • New York, NY 10022
(646) 435-0124
Member FINRA & SIPC

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

Members of FDX Capital LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FDX Capital LLC and the SIPC, solely to assist you and SIPC in evaluating FDX Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. FDX Capital LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no material differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on FDX Capital LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of FDX Capital LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 24, 2023

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65170 FINRA

FDX Capital LLC
515 Madison Avenue, 24th Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elizabeth Smith (516)782-1466

| | |
|---|---|
| 2. A. General Assessment (item 2e from page 2) | $3,743 |
| B. Less payment made with SIPC-6 filed (exclude interest) 07/27/2022 Date Paid | (901) |
| C. Less prior overpayment applied | ( ) |
| D. Assessment balance due or (overpayment) | 2,842 |
| E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum | |
| F. Total assessment balance and interest due (or overpayment carried forward) | $2,842 |

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $2,842

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FDX Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of February, 20 23.

FINOP/Controller
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending [illegible]

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $2,510,107 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 15,021 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 15,021 |
| 2d. SIPC Net Operating Revenues | $2,495,087 |
| 2e. General Assessment @ .0015 | $3,743 |
| | (to page 1, line 2.A.) |